[Translation]	Exhibit 1
February 5, 2003

Notice Regarding Completion of Delisting of Shares
from European Stock Exchanges

     Today, TDK Corporation (the “Company”) (President: Hajime Sawabe) announced the following fact that applications for the delisting of shares of the Company from the stock exchanges in Paris, Amsterdam, Frankfurt and Switzerland (Zurich) have been accepted, and that the delisting has been completed, respectively:

1.	Delisting Effective Date at each Exchange:

Amsterdam Stock Exchange:	June 26, 2002
Zurich Stock Exchange:	October 11, 2002
Paris Stock Exchange:	October 15, 2002
Frankfurt Stock Exchange:	January 23, 2003

2.	Stock Exchanges where the Company’s shares are listed:

Tokyo Stock Exchange
Osaka Securities Exchange
New York Stock Exchange
London Stock Exchange
Brussels Stock Exchange

3.	Future Prospect:

Currently, the Brussels Stock Exchange is under the umbrella of the Euronext exchange, a holding company in which both the Paris Stock Exchange and the Amsterdam Stock Exchange are also integrated. Provided the Company lists its shares on the Euronext, trading of shares at other exchanges will continue to be carried out in the same manner as before. Therefore, it is not anticipated that there will be a decrease in the volume of trading arising from these delistings.

<Any inquiry relating hereto should be made to:
     Mr. Koike, Corporate Communications Dept. Tel: 03-5201-7102>